June 21, 2005

Mail Stop 4561
Paul D. Tobias
Chairman and Chief Executive Officer
Mackinac Financial Corporation
130 South Cedar Street
Manistique, Michigan 49854

      Re: Mackinac Financial Corporation
              Form 10-K for the period ended December 31, 2004
              File No. 0-20167

Dear Mr. Tobias:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 14

Note 25 – Legal Proceedings, page 39

1. On page 44 you disclose that the Corporation anticipates that it will incur additional legal expenses in connection with the two shareholder derivative actions described on the preceding pages. Please provide us with the following information for each shareholder action:

   - Tell us whether you believe the ultimate outcome will have a material adverse effect on your financial position or results of operations;

- Tell us the amounts recorded in the financial statements as of December 31, 2004;

- To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these matters, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts;

- If no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this fact and your reasons for that conclusion; and

- Provide us with a draft of your expanded disclosure which you plan to include in your next and subsequent 1934 Act reports on Forms 10-Q and 10-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Johnson, Staff Accountant, at (202) 551-3474 or me at (202) 551-3490 if you have questions.

Sincerely,

Don Walker
Senior Assistant Chief Accountant